Husqvarna

RECEIVED

2006 NOV 27 P 12:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 16, 2006



06018763

U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporating Finance
100 F Street, N,E, Mail Stop 3628
Washington, D.C. 20549
United States of America

SUPPL

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No 082-34966

Dear Sir or Madam,
Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b). Husqvarna's 12g3-2(b). filing number (as provided by the SEC) is 082-34966. The attached document was distributed/made public in both and English and a Swedish version. The English version is attached.

Please call with any questions concerns.

PROCESSED

DEC 01 2006

THOMSON
FINANCIAL

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

dlw 11/28

Address	Visiting Address	Telephone	Fax	Reg. No.,	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

Husqvarna

Press release

Stockholm, 16 November 2006

Change in Husqvarna's Nomination Committee

Second Swedish National Pension Fund has reduced its shareholding in Husqvarna and will therefore leave the Nomination Committee. Carl Rosén, Second Swedish National Pension Fund will be replaced by Thomas Halvorsen, Fourth Swedish National Pension Fund. As of 31 October 2006, Fourth Swedish National Pension Fund's shareholdings in Husqvarna corresponded to 2.9% of the voting rights.

The Nomination Committee thus consists of Chairman Johan Forssell, AB Investor, Ramsay J. Brufer, Alecta Mutual Pension Insurance, Marianne Nilsson, Robur Investment Funds, Thomas Halvorsen, Fourth Swedish National Pension Fund and Lars Westerberg, Chairman of the Husqvarna Board.

Shareholders who wish to submit proposals to the Nomination Committee should send an e-mail to nominationcommittee@husqvarna.se

The Annual General Meeting of Husqvarna will be held on 19 April 2007, in the Elmia Congress- and Concert Hall in Jönköping, Sweden.

Husqvarna is the world's largest producer of chainsaws, lawn mowers and other portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.

Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com